U.S. Geothermal Inc.

CLEAN GREEN RENEWABLE ENERGY

1505 Tyrell Lane, Boise, ID 83706
Tel: 208.424.1027 Fax: 208.424.1030

November 13, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **U.S. Geothermal Inc.**
Request to Withdraw Registration Statement on Form S-3
Filed April 1, 2009 (File No. 333-158355)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form S-3 (SEC File No. 333-158355), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on April 1, 2009, and was never declared effective.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Act and pursuant to Rule 457(p) under the Act, may be applied to a future registration statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

The Registrant requests this withdrawal because it was not eligible to use Form S-3 for this purpose.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Kimberley Anderson of Dorsey & Whitney LLP, at (206) 260-8917.

If you have any questions or require additional information, please do not hesitate to contact me at (208) 424-1027 or Kimberley Anderson, our counsel, at (206) 903-8803.

Sincerely,
U.S. Geothermal Inc.

/s/ Kerry Hawkley

Kerry Hawkley
Chief Financial Officer

cc: Daniel Kunz, U.S. Goethermal Inc.
Kimberley R. Anderson, Dorsey & Whitney LLP